December 10, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-3628

Attention:	Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant
Jan Woo, Staff Attorney
Matthew Crispino, Staff Attorney

Re:	Aruba Networks, Inc.
Form 10-K for Fiscal Year Ended July 31, 2012 (the “Form 10-K”)
Filed October 11, 2012
File No. 001-33347

Ladies and Gentlemen:

Aruba Networks, Inc. (the “Company”, “we”, or “our”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 27, 2012, relating to the above referenced filing.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response. Where additions or changes to disclosures in future filings are included, we have provided the revised language in bold text. We will make these additions or changes beginning with our Form 10-Q for the fiscal quarter ended October 31, 2012 (the “Form 10-Q”).

Form 10-K for Fiscal Year Ended July 31, 2012

Business, page 4

1.	It appears that you have not provided a materially complete description of your contractual arrangements with your major channel partners such as ScanSource, Inc. and Avnet Logistics U.S. LP., such as the term and termination provisions of the agreements, other than the description of the “most-favored nations” clause on page 19 of the risk factor section. We note your response to comment one in the letter dated February 10, 2011 that you would provide such disclosure in future filings. Please advise.

We respectfully advise the Staff that we have updated our disclosures in the Risk Factors section on page 36 of the Form 10-Q to address the Staff’s comment as follows:

“Our agreements with our channel partners generally provide that they use reasonable commercial efforts to sell our products on a perpetual basis unless the agreement is otherwise terminated by either party. Our agreements with our top channel partners, ScanSource, Inc., Synnex Corp, and Avnet Logistics U.S. LP, automatically renew each year for one year terms unless written notification of termination is received at least 60 days to 180 days prior to the end of the term then in effect. In addition, our agreement with ScanSource, Inc. contains a most-favored nation clause, pursuant to which we represent that the price charged and the terms offered to the channel partner will be no less favorable than those made available to other channel partners who purchase similar quantities. However, the scope of such most-favored nation clause is narrow and specific, and we have not to date incurred any obligations related to such term in the agreement.”

Securities and Exchange Commission

December 10, 2012

We supplementally advise the Staff that the updated disclosure above excludes disclosure related to our most favored nation clause with Alcatel-Lucent as Alcatel-Lucent was not a top channel partner during the periods disclosed in the Form 10-Q. If Alcatel-Lucent is a top channel partner in future periods, we will include disclosure of the term and termination provisions as well as the most favored nation clause with Alcatel-Lucent in the relevant periodic reports.

The Company supplementally advises the Staff that we filed the agreements with ScanSource, Inc. and Avnet Logistics, U.S. LP as exhibits to our Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2011, and we filed our agreement with Synnex Corp. as an exhibit to the Form 10-Q.

Risk Factors

We are required to evaluate our internal control over financial reporting…., page 28

2.	We note your disclosure that although you were able to conclude that your internal control over financial reporting was effective as of July 31, 2012, you were not able to complete your assessment of the review, analysis and testing of the design and operating effectiveness of your internal control over financial reporting on a timely basis as a result of several deficiencies identified in your IT systems, which you are currently in the process of remediating. Please tell us, with a view toward disclosure, the nature of the deficiencies identified in your IT systems that caused the delay of the filing of your Form 10-K. Also tell us the steps that you are taking to remediate these deficiencies and whether you believe any remediation steps will materially affect or are reasonably likely to materially affect your internal control over financial reporting.

We respectively advise the Staff that while performing our assessment of the effectiveness of the Company’s internal control over financial reporting as of July 31, 2012, we identified certain deficiencies in our IT general control environment related to (1) user access and (2) controls over change management and program updates. In evaluating these deficiencies, we concluded that the deficiencies did not rise to the level of a material weakness.

We supplementally advise the Staff that we are taking the following steps to remediate these deficiencies:

•

We are implementing additional controls to mitigate the risks related to user access. For example, we implemented daily controls to identify terminated users in order to remove their access on a timely basis.

•	We are further enhancing our controls to identify, track, and approve program updates and change management. For example, we formalized our approval matrix relating to processing program changes.

While we believe that it is important that we fully remediate these deficiencies as part of our continual effort to improve the Company’s internal control over financial reporting, we do not believe that these specific remediation steps will materially affect or are reasonably likely to materially affect our internal control over financial reporting.

Securities and Exchange Commission

December 10, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for Income Taxes, page 47

3.	Tell us how you considered expanding your disclosures to explain, in greater detail, the nature of those items that had the most significant impact on your effective tax rate. In this regard, we noted substantial fluctuations in certain line items of your tax rate reconciliation on page 80, which appear to have impacted your overall effective tax rate. To the extent that any of these items have had a more significant impact on your effective tax rate, then tell us how you considered disclosing the information and including a discussion regarding how potential changes in such amounts may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

We respectfully advise the Staff that we considered how best to provide readers with information that we believe to be necessary to an understanding of our financial condition, changes in financial condition and results of operations in accordance with the referenced guidance. In fiscal 2010, we generated a pre-tax net loss, and consequently, we maintained a full valuation allowance on our net deferred tax assets and liabilities. As such, the provision for income taxes for fiscal 2010 was essentially flat with the prior year and consistent with prior historical periods. However, the provision for income taxes decreased $72.4 million for fiscal 2011 compared to fiscal 2010, primarily as the result of the release of our valuation allowance in fiscal 2011. We discussed the impact of the valuation allowance release on page 42 of our Form 10-K and believe this discussion is appropriate and complete. Subsequent to the release of our valuation allowance in fiscal 2011, our effective tax rate becomes more reflective of our blended statutory tax rates and the impact of permanent items and tax credits. As such, the provision for income taxes increased $94.0 million for fiscal 2012 compared to fiscal 2011. The various components of our effective tax rate are disclosed in the tax rate reconciliation table on page 80. To supplement this discussion, we have included the following additional disclosure in the Notes to our Consolidated Financial Statements under Note 10 “Income Taxes” on pages 14 of the Form 10-Q and in Management’s Discussion and Analysis of Financial Condition and Results of Operations under “Provision for Income Taxes” on page 28 of the Form 10-Q:

“In fiscal 2012, we implemented a new structure of our corporate organization to more closely align our corporate organization with the international nature of our business activities and to reduce our overall effective tax rate through changes in how we develop and use our intellectual property and the structure of our international procurement and sales, including by entering into transfer-pricing arrangements that establish transfer prices for our intercompany transactions.

We also recorded a deferred charge during the first quarter of fiscal 2012 related to the deferral of income tax expense on intercompany profits that resulted from the sale of our intellectual property rights outside of North and South America to our Irish subsidiary. The deferred charge is included in prepaid and other assets and other non-current assets on the Consolidated Balance Sheets. As of October 31, 2012, the balance in prepaid and other assets was $7.6 million, and $6.8 million in other non-current assets. The deferred charge is amortized as a component of income tax expense over three to five years, depending upon the economic life of the intellectual property.”

Securities and Exchange Commission

December 10, 2012

4.	Also, to the extent that you anticipate a reduction in your future tax rates resulting from your corporate restructuring, tell us how you considered including a discussion of this potential trend in your MD&A Overview discussion pursuant to Item 303(a)(1) of Regulation S-K.

We respectfully advise the Staff that, as indicated in our “Risk Factors” section on page 17 of the Form 10-K, there can be no assurance that the taxing authorities of the jurisdictions in which we operate or to which we are otherwise deemed to have sufficient tax nexus will not challenge the tax benefits that we expect to realize as a result of the new structure. We evaluated these uncertainties as we considered whether to include a discussion of a potential decrease in the effective tax rate in the “Liquidity” section of the MD&A pursuant to Item 303(a)(1) of Regulation S-K. However, we acknowledge that we restructured our operations with the long-term plan of lower future tax rates and have, therefore, supplemented our disclosures in the Liquidity and Capital Resources section of MD&A on page 29 of the Form 10-Q to address the Staff’s comment as follows:

“Our cash flows from operating activities will continue to be affected principally by our profitability, working capital requirements, the continued growth in revenue and cash collections and the extent to which we increase spending on personnel. The timing of hiring sales personnel in particular affects cash flows as there is a lag between the hiring of sales personnel and the generation of revenue and cash flows from sales personnel. In the future, we also anticipate achieving cash tax savings and a reduction in our overall effective tax rate as a result of the new structure of our corporate organization implemented in fiscal 2012. Our largest source of operating cash flows is cash collections from our customers. Our primary uses of cash from operating activities are for personnel related expenditures, purchases of inventory, and rent payments.”

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page 77

5.	Please explain further the nature of the line items included in your tax rate reconciliation table on page 80 for “IP structure charges” and “Deferred charge on IP restructuring.” In this regard, we note from your risk factor discussion on page 17 that you implemented a corporate reorganization in fiscal 2012, which you anticipate will reduce your overall effective tax rate in the future. Tell us how the two line items from your rate reconciliation noted herein factor into your corporate restructuring and explain further why these amounts resulted in an overall increase to your effective tax rate in fiscal 2012.

We respectfully advise the Staff that the “IP structure charges” consist primarily of non-recurring items of gain recognized in the United States related to the international restructuring of our corporate organization, including the transfer of certain intellectual property and inventory overseas. The “Deferred charge on IP restructuring” consists of taxes paid that result from intra-entity transfers and that are deferred for financial reporting purposes under Accounting Standards Codification (“ASC”) 740-10-25-3(e) (Income Taxes) and ASC 810-10-45-8 (Consolidation). Our risk factor discussion indicates that we anticipate achieving a reduction in our overall effective tax rate in the future. For fiscal 2012, the corporate reorganization resulted in an increase to our effective tax rate due to the non-recurring items of gain triggered in the United States related to the reorganization as described above.

Securities and Exchange Commission

December 10, 2012

We plan on supplementing our Notes to Consolidated Financial Statements with respect to Income Taxes in the Form 10-K filing for the current fiscal year to include explanatory language consistent with the above to address the Staff’s comment.

6.	We note your exhibit list indicates that you have requested confidential treatment for portions of Exhibit 10.48, but we have not received a confidential treatment application related to this exhibit and there does not appear to be any information redacted from the publicly filed version of this agreement. Please advise. We also note that the confidential treatment period for Exhibits 10.33, 10.34, 10.35, and 10.49 expired on October 1, 2012. Please tell us whether you intend to file requests to extend confidential treatment for these exhibits or file the unredacted versions of these agreements.

We respectfully advise the Staff that Exhibit 10.48 was incorrectly marked as requesting confidential treatment. We will correctly mark Exhibit 10.48 in future filings. In addition, we note that we filed our request to extend confidential treatment for Exhibits 10.33, 10.34, 10.35 and 10.49 on November 9, 2012.

*****

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please direct your questions or comments regarding the Company’s responses to the undersigned at (408) 329-5110. Thank you for your assistance.

Sincerely,

ARUBA NETWORKS, INC.

/s/ Michael M. Galvin

Michael M. Galvin
Chief Financial Officer

Securities and Exchange Commission

December 10, 2012

Cc:	Damien Eastwood, Vice President, General Counsel

Aruba Networks, Inc.